VIA EDGAR

July 31, 2002

Mr. John Ganley
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Forum Funds
         File Nos. 2-67052 and 333-91816

Dear Mr. Ganley:

         Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Forum Funds Form N-14 Registration Statement filed with the Securities and Exchange Commission on July 2, 2002:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

         If you have any questions concerning this letter, please do not hesitate to call me collect at (207) 822-6228.

                                        Very truly yours,

                                        /s/ Patrick J. Keniston

                                        Patrick J. Keniston
                                        Staff Attorney
                                        Forum Administrative Services, LLC